POWERPANEL

A hybrid solar thermal technology that is 4x as powerful as traditional options

PITCH VIDEO   INVESTOR PANEL



POWERPANEL®
THE FUTURE OF ENERGY... TODAY
www.PowerPanel.com

powerpanel.com , MI

Technology B2B Climate Change Energy

Highlights

1. LEADING TECHNOLOGY: PP Technology captures 75% of sun's energy vs 20% for traditional solar pv
2. READY FOR MARKET: The PP product has 10+ years of R&D behind it and multiple test case studies
3. REVENUE: $16.5M Annual Revenue projected by 2026 (not guaranteed)
4. DIVERSIFIED VERTICALS: Industrial | Commercial | Agriculture | Military | Residential | Resorts
5. PROFITABILITY: Project On-Going Gross Margins around 40% (not guaranteed)
6. IMPACT: PP has committed to donating 5% of gross profits to disaster relief needs globally
7. COMPACT: 40% smaller than traditional PV with 750W output

Our Team



Rob Kornahrens CEO - Visionary / Angel Investor

Rob is Founder, President & CEO of Advanced Roofing, Inc, one of the top 10 Commercial Roofing Contractors in the US. Rob founded Advanced Green Technologies (AGT) and has grown it to be the leading commercial rooftop solar contractor in Florida.

Rob was featured on the Feast Over Famine podcast to tell his story, how he got involved in renewable energy, and why businesses caring for the environment is crucial to the earth's future. Listen in on the link below: https://podcasts.apple.com/us/podcast/ep-21-what-do-climate-change-solar-thermal-heating/id1506033791?i=1000495537648



Garth Schultz COO - Founder / Inventor

Garth has over 25 years of experience in design, development, and manufacturing of proprietary intellectual properties to the solar, OEM Automotive (including CNG alternative fuels), defense, and RV industries.

Pitch


RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER
Investor Presentation


Disclaimer
RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER
THIS PRESENTATION IS BEING FURNISHED SOLELY FOR THE PURPOSE OF CONSIDERING A POTENTIAL TRANSACTION INVOLVING THE COMPANY. THE FOLLOWING CONFIDENTIAL PRESENTATION IS INTENDED SOLELY FOR THE PERSON TO WHOM IT HAS BEEN PROVIDED. ANY REPRODUCTION OR DISTRIBUTION OF THIS PRESENTATION IN WHOLE OR IN PART OR THE DIVULGENCE OF ANY OF ITS CONTENTS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY IS PROHIBITED. THIS PRESENTATION DOES NOT CONSTITUTE THE OFFER OF ANY SECURITIES OF THE COMPANY, AND THE SECURITIES OF THE COMPANY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER ANY FEDERAL OR STATE SECURITIES LAW. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION.
THE FINANCIAL PROJECTIONS PRESENTED HAVE NOT BEEN AUDITED OR REVIEWED BY ANY ACCOUNTING FIRM. THE

ASSUMPTIONS DISCLOSED WITH RESPECT TO THE FINANCIAL PROJECTIONS ARE THOSE THAT MANAGEMENT BELIEVES ARE SIGNIFICANT TO THE PROJECTIONS. THERE WILL USUALLY BE DIFFERENCES BETWEEN PROJECTED AND ACTUAL RESULTS BECAUSE EVENTS AND CIRCUMSTANCES FREQUENTLY DO NOT OCCUR AS EXPECTED, AND THOSE DIFFERENCES MAY BE MATERIAL.

ANY INVESTMENT IN OR PURCHASE OF ANY SECURITIES OF THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND UNCERTAINTY. CERTAIN STATEMENTS IN THIS PRESENTATION MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933. FORWARD-LOOKING STATEMENTS PROVIDE CURRENT EXPECTATIONS OF FUTURE EVENTS AND INCLUDE ANY STATEMENT THAT DOES NOT DIRECTLY RELATE TO ANY HISTORICAL OR CURRENT FACT. WORDS SUCH AS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "PLANS," "PROJECTS," OR OTHER SIMILAR EXPRESSIONS MAY IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

The Problem

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

Climate Change:

- Globally there is a hyper focus around recognition of reliance on specific natural resources at a limited supply.
- Sea level rise due to climate change is expected to be 40 inches by 2070. Approximately a 32 inch increase from 2022.

Increasing Cost:

- Globally natural gas is becoming more expensive and lower in supply.
- Florida has projected rate increase of 25% over next 3 years.

Carbon Neutrality Progress:

- Roof space is a major challenge for renewables, we need to find ways to capture more of the sun's energy, with less space.
- Thermal storage has been a long term problem for capturing the efforts of renewable energy products.

PowerPanel – The Solution

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

With the environmental demand for decreasing carbon emissions and consumers' need for access to affordable electricity and hot water, PowerPanel provides unmatched and patented PVT Technology:



- PVT captures 75% of the sun's energy vs. 20% for PV only
- Solar thermal power/electric generation systems collect and concentrate sunlight to produce the high temperature heat needed to generate electricity and hot water for various applications.
- PVT has 2x the amount of carbon footprint offset as traditional PV.
- Designed for buildings using large amounts of hot water.

PowerPanel System

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER


POWERPANEL®
THE FUTURE OF ENERGY...TODAY
16 PANEL PVT SYSTEM
2,160W ELECTRICAL
9,890W THERMAL
20X 60W LED Lights
5X 6W Smartphones
4X 30W Laptop/Computer
3,500W 20 Min Hot Shower
4,500W Heat an average sized pool

POWER OUTPUT SPECIFICATIONS

Modules	PV Peak Electrical (Watts DC)	Peak Thermal (Watts)	Total Power
8	1,080	4,944	6,024
16	2,160	9,890	12,050
20	2,700	12,360	15,060

RG Resource Technologies, Inc.

PowerPanel Product Line

POWERPANEL®
ELECTRICITY + HOT WATER

PVT1 Panel



Gen2O



Thermal Storage Tank



Complete System



PVT1

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

The PVT1 module revolutionizes solar technology by combining premium state of the art PV electrical energy with optimized thermal solar generation resulting in a single easy to install and durable module.


Power Panel Hybrid vs Traditional PV
Power Panel PV
153
Power Panel Thermal
635
Power Panel PVT
153
635
Traditional PV
165
0
200
400
600
800
1000
Watts/m²



DIMENSIONS:
HEIGHT: 1294 mm
WIDTH: 685 mm
THICKNESS: 111 mm
MASS: 18 kg

Specifications:

Pvt Glazed Flat Plate Unpressurized , Drain Back

Fluid Capacity : 2.0 Liters [0.5 Gallons]

Gross Area : 0.88 M2 [9.47 Ft2]

Working Fluid: Water

Gen2O

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

Portable Solar Generators with Electrical and Thermal Storage

The Gen2O rapid deployment solar generator produces electricity, potable hot and cold running water and energy storage anywhere in the world. The Gen2o uses hybrid photo-voltaic/thermal collectors delivering electricity and hot water to integrated electrical and thermal storage systems. On-board inverter converts 12 VDC battery storage to 230 VAC electricity for supplying local emergency and medical equipment.

APPLICATIONS

- Austere Environments
- Humanitarian Relief
- Medical Aid Stations
- Military Field Support
- Disaster Relief
- Water Purification
- Water Pumping and Distribution
- Energy Storage





Gen2O (cont)

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

GEN2O
ON-DEMAND ELECTRICITY AND HOT WATER





Integrated Hot Water Storage and Heat Exchanger



System Controller

Micro-processor based controls automatically operate the system for the most efficient energy harvest with web-based system monitoring.

Web-based system monitoring through any smartphone.



Gen2O (cont)

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

- No fuel needed
- High reliability
- Hot and Cold Water on Demand
- Large 200 L thermal storage system
- Solar charge controller with battery storage
- Ease of deployment and efficient use of space
- Collector angle adjustment for latitude
- Ships on a 60" x 60" pallet





Shipping Weight: Dual-165 kg Quad-208 kg

SYSTEM FEATURES

Solar Electrical

500 Watts Peak PV Generation
12 Volts DC Solar Charge Controller
2.4 kWh Integrated Battery Storage
500 W Continuous/2.3 kw Peak 230 VAC

Solar Thermal

Thermal Harvest Controller
2,540 Watts Peak Thermal Generation
Water Temp Range: 50 °C to 70 °C Peak Temp
200 Liters Storage Capacity
Integral Passive Loop Coil Heat Exchanger

Water Purification and Distribution

Pumps from well up to 230 ft deep
Purifies Up to 240 Gallons Potable Water/Hour
Transfers up to 3 gallons per minute
Replacement UV Lambs and Filters Included

Thermal Storage Tank

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

Our Thermal Edge Storage tanks are designed to hold the water that is transferred to the PVT1 for hot water generation. The tanks are unpressurized and capable of holding 350 gallons (1350 liters) of water. It can operate in temperature ranges of -25°F to 200°F (-32°C to 93°C). The tanks are lightweight, robust and corrosion resistant.

There is also an option to expand the thermal tank storage with the dual tank. This can allow for one tank for domestic hot water and another for pool heating or other uses.



Dimensions

Empty Tank:
113.5lbs (51.48 Kg)
Full Tank of Water:
3,086 lbs (1,400 Kg)
Bottom area contacting loaded surface: 19.63 sq ft (1.823 m2)
Pressure on the loaded surface:
157.2 lbs per sq ft (768 kgs/m2)
Height of tank
47" (119.38 cm)
Outer diameter of tank:
60" (152.4 cm)

Thermal Storage Tank - Pump

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

- A one of a kind integrated pump module. Developed and manufactured in house.
- Noryl plastic pump head construction.
- Includes a tank level sensor as well as a tank temperature sensor.
- Circulates water from the tank to solar array
- Programmable pump speed allows for motor soft starts for long life



Thermal Storage Tank
Heat exchanger

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

- Unique design for a heat exchanger.
- Durable, corrosion free plastic.
- Has high heat performance and a lightweight design.
- The exchanger intakes and heats the water from our Thermal Storage Tanks and transfers the hot water for consumer use.




Heat Exchanger Efficiency Immersive Style - Series, Power Panel
Inlet Temp (°C)
Outlet Temp (°C)
Tank Temp (°C)
Heat Transfer Rate (kW)
Temperature (°C)
Heat Transfer Rate (kW)
Flow Rate (LPM)

Tax Incentives

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

When interacting with potential clients it is important to remember that in the USA **they may be eligible for the solar Federal ITC 26% residential or business tax credit. This applies to all our solar modules including the Gen2O.**

There are also multiple incentives that differ per US state. It is important to research and understand these different solar incentives.


26%
FEDERAL
TAX CREDIT

Note: These incentives are always subject to change. Check government entities for the most up to date information.

Target Markets

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER



Commercial/Industrial

Looking for large amounts of hot water use

- Hotels/Resorts
- Apartment Complexes
- Restaurants
- Pool Heating
- Car Washes
- Construction Sites
- And more

Key Revenue Opportunities

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

Distribution Network Partners:

- Wholesale via major distribution partners
- Support distributor sales teams with technical training

Tech Transfer / Licensing:

- International manufacturing partnership opportunities
- See following slide



Direct Sales:

- Power Panel internal team relationships & opportunities
- NGO & Government partnerships
- Muskrat, Native American Owned Partner, International Gen2O Distribution



Current Sales Focus Areas

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

North America:

- Muskrat Partnership – Native American construction firm
- Major National Level Distributor Network Partners

Asia:

- Tech Transfer / Manufacturing Partner Relationship
- Finalizing agreement with historic player in this region with multi-national sales team representation

South America:

- Finalizing distribution agreement with major distributor partner in Brazil
- On the ground sales team member in Brazil

Europe:

- Supporting effort to remove reliance on Russian natural gas by opening relationships

Tech Transfer Strategy

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

RG as a technology company seeks partners who have the capability to service markets where the cost of energy and in particular thermal energy is high or where incentives exist for GHG offsets or renewable adoption

Once the partner group demonstrates competency (sales success) in their target areas the desire for more local content manufactured in the Power Panel solution can occur. This can consist of the local manufacture of select BOS (Balance of System) components and systems to eventually tooling and plant construction to build the PVT product.

Equipping a plant is low CAPEX with $2.5m providing the capability to produce 30,000 units on a single shift basis

RG works with the partner groups to secure IP or trademark rights to technologies and assists in certification of the product for sale into the intended market.

Tech Transfer Strategy Examples

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

South America : for the largest SA market of Brazil RG has worked with the partner group to establish local product certification and relationships with local manufacturing and suppliers to deliver unique BOS items for thermal storage and control systems. To service this market RG selected a partner group who understands import and export and has obtained tariff exemption form the Brazilian government as well RG has also established trademark protection for its brand in support of the partner groups efforts.

Asia : partner group is a manufacturing-based enterprise who has planned in conjunction with RG a pilot plant to produce the PVT product locally where labor and material cost realities prohibit the import of completed assemblies.

The above examples illustrate the capability of RG to work with an international presence to best deploy its technologies.

Power Panel Founding / Executive Team



Rob is Founder, President & CEO of Advanced Roofing, Inc, one of the top 10 Commercial Roofing Contractors in the US. Rob founded Advanced Green Technologies (AGT) and has grown it to be the leading commercial rooftop solar contractor in Florida.



Garth has over 38 years of experience in design, development, and manufacturing of proprietary intellectual properties to the solar, OEM Automotive (including CNG alternative fuels), defense, and RV industries. Garth has been dedicated to the solar industry for over 15 years.

POWERPANEL

Global Impact: 5% of Gross Profits To Humanitarian Relief

On-demand electricity and hot water for immediate use:

- Space Heating / Cooling
- Hot Showers / Cleaning
- Cooking
- Charging Phones & Computers

Primary Relief Uses:

- Disaster Recovery
- Hurricane Relief
- Emergency Aid

Ukraine Hospital Relief (May 2022):





Puerto Rico – Hurricane Relief (2019):





POWERPANEL

Financial Projections

Income	Year 1	Year 2	Year 3	Year 4	Year 5
Product Sales	$1,089,000	$2,997,188	$5,677,060	$8,233,741	$16,532,329
Royalty Payments	$0	$0	$0	$0	$0
Licensing Fees	$0	$0	$0	$0	$0
Total Income	**$1,089,000**	**$2,997,188**	**$5,677,060**	**$8,233,741**	**$16,532,329**
Cost of Sales	$658,016	$1,805,463	$3,414,918	$4,956,851	$9,966,862
Gross Profit	**$430,984**	**$1,191,715**	**$2,263,142**	**$3,276,889**	**$6,565,467**
Gross Margin	*40%*	*40%*	*40%*	*40%*	*40%*
Selling, General & Administrative Costs	$599,889	$939,948	$1,357,245	$1,673,970	$2,664,423
Operating Income (EBIT)	**-$168,905**	**$251,767**	**$905,897**	**$1,602,919**	**$3,901,044**

*Disclaimer – These are forward looking projections that are not guaranteed.

POWERPANEL

Investment Ask

- $1 Million for 10% Equity:
  - -Private Offering
  - -WeFunder Campaign
  - -$204k+ Raised Through April 2022

- Capital Uses:
  - -Working Capital
  - -Management Team
  - -Sales & Marketing Team
  - -Operational Overhead (3 Months)

POWERPANEL

Additional Resources

RG Resource Technologies, Inc.
POWERPANEL®
ELECTRICITY + HOT WATER

Websites:

www.powerpanel.com (USA/India)

br.powerpanel.com (Brazil)

Social Media

Instagram: https://www.instagram.com/powerpanel_/

Facebook: https://www.facebook.com/powerpanelinc

LinkedIn: https://www.linkedin.com/company/power-panel